Filed Pursuant to Rule 433

Registration No. 333-212077

$500,000,000 4.10% Senior Notes due 2049

TERM SHEET

February 27, 2019

Issuer:	The Travelers Companies, Inc.

Title of Securities:	4.10% Senior Notes due 2049

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	A2 / A / A (Stable/Stable/Stable)

Aggregate Principal Amount:	$500,000,000

Trade Date:	February 27th, 2019

Settlement Date (T+3):	March 4th, 2019

Interest Payment Dates:	Semi-annually in arrears March 4th and September 4th, commencing September 4th, 2019

Maturity Date:	March 4th, 2049

Public Offering Price:	99.623% of the principal amount

Coupon:	4.10%

Benchmark Treasury:	3.375% due November 15, 2048

Benchmark Treasury Price / Yield:	106-09 / 3.052%

Re-offer Spread to Benchmark Treasury:	107 bps

Yield-to-Maturity:	4.122%

Optional Redemption:
Make Whole Call:	Prior to September 4th, 2048 (the date that is six months prior to the maturity date), T + 20 bps

Par Call:	On or after September 4th, 2048 (the date that is six months prior to the maturity date)

CUSIP / ISIN:	89417EAP4 / US89417EAP43

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. TD Securities (USA) LLC

It is expected that delivery of the notes will be made against payment therefor on or about March 4, 2019, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or U.S. Bancorp Investments, Inc. by phone at 1-877-558-2607.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.